9/3

Follow-Up Materials

03007136

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wal Mart Mexico

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED MAR 10 2003 THOMSON FINANCIAL

FILE NO. 82- 4609 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 3/5/03

82-4609


annual report 2002

AR/S

12-31-02

03 MAR -3 AM 7:21

WAL★MART
MEXICO

Wal-Mart de Mexico is a major retail chain in Mexico.

It operates 595 units throughout 55 cities nationwide, including self-service stores, apparel stores, and restaurants.

Its stock has been listed in the Mexican Stock Exchange since 1977; its ticker symbol is WALMEX.

geographical **coverage:**

region	Sam's Club	Bodega	Wal-Mart Supercenter	Superama	Total Self-Service	Suburbia	Vips	Total
○ Mexico City	9	57	25	40	**131**	30	145	**306**
○ Center	14	42	20	4	**80**	13	56	**149**
● Northeast	6	5	7	–	**18**	3	19	**40**
● North	6	3	7	–	**16**	1	10	**27**
● Northwest	7	–	8	–	**15**	–	7	**22**
● Southeast	5	2	7	–	**14**	3	16	**33**
○ Southwest	3	7	1	–	**11**	–	7	**18**
Total	**50**	**116**	**75**	**44**	**285**	**50**	**260**	**595**



contents:

the customer is FIRST *Always*®

At Wal-Mart de Mexico, all our efforts are aimed at exceeding customer expectations, offering them the best products and assortment in the market at Every Day Low Prices, transferring to them the savings that, through efficiencies we can generate. We contribute in this way to improving the quality of life for the Mexican population.

financial **highlights**

	in millions of dollars		increase
	2002	**2001**	**%**
Net sales	**10,193**	9,016	13
Gross profit	**2,076**	1,834	13
Operating expenses	**1,468**	1,313	12
Operating income	**608**	521	17
EBITDA	**802**	693	16
Income before taxes	**686**	630	9
Taxes and profit sharing	**210**	203	4
Net income	**476**	427	12

Note: The financial data in this annual report has been derived by converting pesos of constant purchasing power as of December 31, 2002 into dollars at the exchange rate of 10.38 pesos to 1.00 dollar prevailing on the same date.


Net sales
(millions of dollars)
+13%
10,193
10,000
9,000
8,000
7,000
98
99
00
01
02


Operating income
(millions of dollars)
+17%
608
600
500
400
300
98
99
00
01
02


EBITDA
(millions of dollars)
+16%
802
800
700
600
500
400
98
99
00
01
02


Number of associates
+10%
92,708
90,000
80,000
70,000
60,000
98
99
00
01
02


Customers served
(millions)
+13%
548
525
475
425
375
98
99
00
01
02


Number of units
+8%
595
550
500
450
400
98
99
00
01
02

548 million customers served during the year

92,708 associates

letter to our shareholders

As almost never before in history, 2002 demanded that companies analyze themselves and unwaveringly define their paramount guiding values for daily operations. For many companies this exercise meant the difference between having a promising future, or witnessing their eventual demise.

Wal-Mart de Mexico has continuously addressed this matter since the founding of our company –the **customers** are the primary reason for our existence and the purpose for the day-to-day efforts of the more than ninety thousand associates who are part of this company. It is precisely they, with their confidence in us, who make personal and institutional growth and development possible for each and every one of us. It is with this firmness of convictions that I am able to proudly inform you that this year was, once again, a year of record results.

During the fiscal year 2002, internal and external factors affected Mexico's economic environment, limiting its GDP growth to approximately 1%. Under these difficult conditions, our 13.1% sales increase in real terms over the previous year, after adjusting for inflation, is worth noting, as well as the growth for comparable units (those stores and restaurants with a minimum of one year in operation), which was 3.7%, also in real terms. As a result, total sales amounted to 10.2 billion dollars, a new historical high for our company. We also served 548 million people in our stores and restaurants –over five times our national population; this figure is 13% more than the customers who visited our stores during 2001.

It is essential to have a clear and consistent value proposition throughout time in order to attract and maintain the growing number of customers each year. In our case, it is represented by our "Every Day Low Prices" philosophy, and by our commitment to "work even harder to lower prices even more". During this year, further price reductions for a variety of products, for a minimum period of 90 days, represented 51 million dollars in additional savings for our customers, and this effort will continue.

As I mentioned to you in my letter last year, in order to offer every day low prices we must operate with every day low costs, and once again the dedication of our associates allowed us to make considerable progress in our productivity levels. Our growth in sales per associate and in sales per square foot of sales floor was 1.6% and 0.4%, respectively, versus last year. On the other hand, operating expenses were 14.4% of sales, thus representing the lowest percentage achieved in the history of the company. The pursuit and accomplishment of efficiency is not an end to itself, but rather part of the commitment to our customers to offer low prices. That is why we actively pass on to them the savings we achieve through our own efficiency and that of our suppliers, as well as through the use of economies of scale.

A major part of our operations that during the last five years has become key to our proficiency levels is our activity concerning logistics and distribution. During 2002, we continued making progress in this field, and proof of this is the opening of a new 807 thousand square feet distribution center in Guadalajara, which handles dry goods for all our self-service formats. The benefit derived from our distribution efficiency and capability is not limited to lower costs, it also contributes towards enhancing the quality of life for our customers. It enables us to offer the same assortment found in stores in Mexico City to those opened anywhere throughout the country, and at the same low price. The effect this has on merchandise supply and prices is especially important in those cities where we have opened our first store, five of them during this year and 24 since 1998.

The purpose for the day-to-day efforts of the more than ninety thousand associates who are part of this company are OUR CUSTOMERS. It is precisely they, with their confidence in us, who make personal and institutional growth and development possible for each and every one of us.

When we say our customers are our top priority, the confidence we must earn on a daily basis becomes of paramount importance. That same confidence must rule our relations with:

- Our **suppliers**, who manage to generate additional cost reductions through our centralized distribution system and expect transparency in the price and volume negotiations for their products. We honor that commitment by openly sharing with them all the information our system offers on the sale of each of their products in each and every one of our stores. As a result, we create win-win relationships based on trust and a long-term vision, since both parties are able to have the same information available at the negotiation table. In addition, with this information we contribute towards greater efficiency in their production programs, thus enabling them to optimize inventories, reduce their costs and achieve continuous growth.

- Our **shareholders**, to whom our commitment is one of integrity, honesty, and financial prudence, always. A straightforward Balance Sheet, as well as the existence of an Audit Committee comprised of Independent Auditors, all serve to create certainty regarding our operations and the overall situation of our company. We shall continue in our efforts to supply detailed and timely information regarding our business.

- Our 92,708 **associates**, who not only constitute our principal strength, but to whom we also have a very deep commitment. Each associate expects, and should find in Wal-Mart de Mexico, a sound and competitive working environment that permits the maximum development of his/her personal and professional abilities under the guiding principle of absolute respect for the individual. Timely training and an honest wage are key to honoring this commitment; we have therefore invested 2.9 million man-hours this year in training our associates. In addition to this, our stakeholders' bonus program, tied to specific results for each operating unit, allows for a considerable boost in the associate's income, based on improved productivity.

- Last but not least, the country overall and each **community** or locality in particular, demand the presence of an honest and ethical corporate citizen, respectful of the environment and the law, and willing to work in conjunction with the local citizenry in favor of the common good. Our Code of Ethics governs our dealings with the community, and this year we received two awards that in addition to being an honor, increase our commitment level. Our company was declared first place in the National Electricity Savings Awards and, for the second consecutive year, was acknowledged as a Socially Responsible Company.

  Another very concrete way in which we honor our social commitments is through our own growth. With it we have been able to generate new jobs –eight thousand this year and more than 35 thousand over the last five years– and offer our products and prices to increasingly more Mexican consumers. Throughout this year we increased our sales floor 11% and the number of restaurant seats grew by 8% with the opening of 50 new units and an investment of 486 million dollars in fixed assets. Our expansion program for the next 18 months considers the opening of 61 new stores and restaurants, with an estimated investment of 615 million dollars. As of December 31, 2002, our cash position is 941 million dollars.

Our unchanging commitment to our customers and their well-being has allowed us to achieve the best results in the history of our company. For the future, we reiterate our commitment to Mexico and its citizens, to our associates, our suppliers and our shareholders, and we thank them all for their confidence in us.

Cesareo Fernandez
Chairman of the Board of Directors


Disposable diapers
Powder milk
Baby food
Pastries
Strawberry jam

Eugenio and Maria Treviño

Wal-Mart Supercenter Miguel Aleman, Monterrey

"At Wal-Mart Maria and I do our shopping for everything we need at home. She has a good time looking at all the merchandise in the store while my wife is busy with other activities."





we achieved RECORD results in a difficult environment


Real growth in total and comparable sales vs. GDP
(%)
Same store
Total store
GDP


Cash generated
(millions of dollars)
+7.9%
900
800
700
600
871
98
99
00
01
02


Return on equity
(%)
+0.6pp
14.7
14
13
12
11
98
99
00
01
02

In 2002, the capacity and commitment of our people were combined with the trust bestowed on us by our customers, thereby allowing us to obtain the best results in the history of our company.

Sales, operating expenses as a percentage of sales, operating income, and EBITDA, established historic milestones:

- Total sales came to 10.2 billion dollars, representing 13.1% real growth over levels obtained in 2001. The increase in comparable units, that is, all those in operation over a year, was 3.7% in real terms, versus the previous year.
- It should be noted that comparable unit sales increases surpassed the growth rate for the nation's Gross Domestic Product (GDP).
- Operating expenses, measured as a percentage of sales, represented 14.4%, the lowest level achieved in the history of our company.
- Growth in sales, combined with low operating expenses, produced an operating income of 608 million dollars, 6.0% of sales and 17% more in real terms, as compared to the previous year.
- EBITDA grew 16% over the year before, amounting to 802 million dollars.

Thanks to our capacity to generate cash and the continuous reinvestment of our earnings, we are ever able to finance our growth with our own resources. At the end of the fiscal year, our cash position was 941 million dollars, despite having paid a dividend of 24 million dollars in April, and having invested 552 million dollars in fixed assets and repurchased shares during the year.


Orange Juice
Cookies
Sugar
Hot cake mix
Ham
Avocados

Juan and Josefina Mora

Bodega Pilares, Toluca

"There's no other place where we can find the prices and assortment that Bodega offers. Besides, it is close to home so we can walk there and enjoy our time together."



LOW PRICES, becoming even lower


Growth in customers served
Comparable units
Self-service
+4.6%
4%
3%
2%
1%
98
99
00
01
02


Average ticket
Comparable units
Self-service
+0.5%
20.5
20.0
19.5
20.4
98
99
00
01
02

Our permanent Every Day Low Prices philosophy has proven to be a successful formula, and its effects are continuously reflected in the company results. The increase in the number of customers served in comparable units is clear proof of the acceptance of this strategy, and we are therefore further committed each day to maintain the trust bestowed upon us by the 548 million consumers that visited our units during the year.

Through Every Day Low Prices our customers receive tangible benefits –they do not have to wait for a specific date to get a low price; they know the real cost of the products they purchase; and in their final ticket, they pay less.

We continuously reinvest our earnings, seeking new ways to improve our efficiency in operation so we can give our customers, through low prices, the savings we are able to generate. This allows us to convert Every Day Low Prices into a continuous process in which we constantly set up rollback programs for various items, for minimum time periods of 90 days. In many cases, the rolled-back price becomes the new low price.

In this manner, with our campaign to "work even harder to lower prices even more", prices were reduced for thousands of products in our Wal-Mart Supercenters, Bodega and Superama stores. The benefit for our customers was very clear and immediate –they obtained additional savings equivalent to 51 million dollars.

We should also note the contribution Every Day Low Prices has made towards diminishing inflation in our country, not just because of the price reductions generated in our own stores, but also because of the healthy competition that it promotes, in benefit of the consumer. This takes on added importance in those cities where we open stores for the first time, with the same assortment of products and prices offered in Mexico City.


CAFÉ
Paquete exclusivo

Printer
Letter-size bond paper
A box of pencils
Coffee and instant creamer
Bulbs
Plastic spoons

"At Sam's they have everything I need for my office, from a new Laser printer to coffee for my customers. Prices are always lower and I find everything there."

Leonel Mata

Sam's Club Universidad, Mexico City



efficiency that translates into savings for the CONSUMER



Sales per square foot
(dollars)
+0.4%
485
476
464
452
98
99
00
01
02
Sales per associate
(dollars)
+1.6%
115
114
112
110
108
98
99
00
01
02
Operating expenses
(as a % of sales)
-0.2pp
15.5
15.0
14.5
14.4
98
99
00
01
02

Every Day Low Prices is a permanent way of doing business that we have been able to maintain because we are a highly productive company, and because we operate with Every Day Low Costs.

The company continued showing the results of this approach throughout the entire year. Sales per square foot increased by 0.4% and sales per associate went up 1.6%. On the other hand, operating expenses as a percentage of sales reached historically low levels.

During 2002, we continued investing heavily in logistics and centralized distribution; a new distribution center was opened in Guadalajara, handling dry goods for the self-service formats.

Investments in distribution and systems made on a long-term basis have offered great benefits in terms of efficiency levels, not just for our company but also for our suppliers as they have allowed them to generate additional cost reductions, such as:

- Suppliers no longer have to deliver their products to every store in the country.
- Handling and shrinkage costs are also reduced.
- By sharing information with our suppliers, negotiations regarding price and volume for their products become transparent.

Additionally, by operating under Every Day Low Prices and eliminating promotions and discounts, demand forecasting for products becomes easier and suppliers can better plan their production requirements and reduce costs.

All these efforts have the purpose of passing the benefits on to the consumer in the way of lower prices.


Superama
le da gusto a precio justo.
AHORRANDO
Flour
Confectionery sugar
Instant cocoa
Cold cuts and cheeses

"Work does not allow me a lot o free time, that is why I love Superama's convenience and proximity. It has a great selection of top quality products and I can do my shopping rapidly and easily."

Sandra Galindo

Superama Echegaray, Mexico City



a business format for each CONSUMER

Mexico is a diverse country with varying demographics, preferences and income levels. Our multi-format strategy offers us the flexibility to efficiently meet the needs of all sectors of the population.

We have six distinct formats and the common characteristic for all of them is the sell-thru of large volumes of merchandise, thus generating economies of scale.

SAM'S CLUB	50 units 4,731,671 square feet of sales area 64 million customers served $ 3,035 million dollars in sales	*Membership wholesale outlets targeting businesses and consumers buying large volumes. Food accounts for 48% of total sales.*
BODEGA	116 units 6,210,850 square feet of sales area 183 million customers served $ 2,857 million dollars in sales	*Austere discount stores offering a limited assortment of basic merchandise, food and housewares. Food accounts for 48% of sales.*
WAL*MART SUPERCENTER	75 units 7,278,574 square feet of sales area 153 million customers served $ 2,714 million dollars in sales	*Supercenters providing the widest merchandise assortment, from groceries and fresh to apparel and general merchandise. Food accounts for 45% of sales.*
Superama	44 units 760,014 square feet of sales area 54 million customers served $ 659 million dollars in sales	*Supermarkets located in residential areas of Mexico City and its surroundings with focus on quality and convenience. Food accounts for 70% of sales.*
Suburbia	50 units 2,735,875 square feet of sales area 15 million customers served $ 563 million dollars in sales	*Apparel stores aiming at middle income families with a special focus on fashion, quality and price.*
Vips	260 units 57,368 seats 79 million customers served $ 365 million dollars in sales	*Restaurant chains known for their service, quality, price and location. This division includes Vips, El Porton, which offers Mexican food, and Ragazzi italian-style restaurants.*



Jeans
Sleeveless top
Jean jacket
Platform shoes

Lucia Olvera and Ana Paula Orozco

Suburbia Plaza del Sol, Guadalajara

"Shopping at Suburbia is great fun! Clothes are cool, sizes fit perfectly and everything is in fashion."



by growing we promote REGIONAL development


Investment in fixed assets
(millions of dollars)
+13%
500
425
350
275
486
98
99
00
01
02


Cities with presence
+5
Cities
55
50
45
40
35
98
99
00
01
02


Installed capacity
19.0

In 2002 we opened 50 units, thus increasing self-service installed capacity by 11%, and restaurant seats by 8%.

We started operations in five new localities throughout the year. Three Bodega stores were opened in Tlaxcala, Tula and Tulancingo, a Wal-Mart Supercenter in Matamoros and another one, along with a Sam's Club, in Ciudad Victoria, thereby giving us a presence in 55 cities nationwide.

The growth of Wal-Mart de Mexico in the country has proven beneficial to our consumers, especially in the new locations where we have set up operations, as they now have an improved supply of products at lower prices. Moreover we can state with certainty that we trigger regional development because we create direct permanent employment, we promote the development of local suppliers, and we generate indirect jobs in the localities we serve.

We are committed to our growth and we see important opportunities nationwide. Our demographic characteristics and the considerable number of cities where we can do business are our incentive to follow through on that commitment. We have operations in Mexico's largest metropolitan areas and while these areas –including Mexico City and its 20 million inhabitants– represent considerable growth potential, there are still 193 cities where we are not yet present, and they signify an opportunity for our business formats.

We should not overlook the fact that Mexico is a country with 100 million inhabitants and, more importantly, with a very young population.

We shall continue with our expansion plans nationwide for all the business formats we currently have, always looking to optimize the return on our investments and create value for our shareholders.



Ranchero-style eggs
Cheese Omelet
Molletes
Waffles with bacon
Juice, milk and coffee

"The food and service offered at Vips give us the energy boost we need to enthusiastically cheer on at our children's soccer games."

Juan Enrique Lopez and family

Vips Interlomas, Mexico City



our people make the DIFFERENCE

People-based leadership


best place to work
best people
best place to shop
best results


Distribution by age
28,000
21,000
14,000
7,000
31,334
39,469
21,905
18 to 24
25 to 34
35 and over
Distribution by gender
48,601
44,107
Male
Female

We are a growing Mexican company that offers opportunities for everyone. During 2002 we created 8,101 new permanent jobs, and we currently have 92,708 associates.

We have talented and committed personnel who work in an atmosphere of respect and dignity, with equal employment opportunities. Our people work with a high sense of urgency to serve our customers in a friendly manner, and they are constantly striving to exceed customer expectations. This constitutes our principal strength. It is not just a matter of a slogan, but rather a fact that, truly, our people make the difference.

Our constant challenge and concern is to keep our associates motivated and to help them achieve their potential for human development. With this in mind, we share all the information and ideas generated by our company and we make it a point to keep them updated and trained.

We have ongoing development and training programs aimed at creating improved and talented working teams. Throughout 2002, our associates invested 2.9 million man-hours in training courses and/or seminars. This process brought about promotions to higher positions for 11,398 associates.

Moreover, our presence in other countries has allowed our associates from different areas within the company the opportunity to share and acquire new expertise in places such as the United States, Germany, Puerto Rico, Brazil and Argentina. Among the top positions they occupy are the Wal-Mart Country President for Argentina and the VP for Sam's International in the United States.

In addition to efforts undertaken in training, we have established policies meant to ensure that all associate concerns are addressed, such as the "open-door policy" and confidential opinion surveys.

We also have incentive programs for all personnel meant to share the profits and positive results achieved by our company through the hard work and dedication of each one of us.



Give a smile away this Christmas

This program takes place at all of our self-service stores and offices. Breakfast is served and presents are given to children who live in orphanages and the elderly from senior citizen homes.





we support our COMMUNITIES

When speaking of the companies in Mexico as well as throughout the world, it is of utmost importance to analyze not only their results, but also their social work, that is, their involvement with the surrounding communities.

In the case of Mexico, the Mexican Center for Philanthropy awards a "Socially Responsible Company" recognition to companies that distinguish themselves for their ties to the community and, in general, for the quality of life they offer all who are directly or indirectly related to their activities. It is a great source of pride for Wal-Mart de Mexico to have been given this recognition for two consecutive years. It further commits us to strive to be better corporate citizens with each passing day.

Wal-Mart de Mexico is the largest private-sector employer in Mexico, and it should be noted that almost half of our current 92 thousand jobs have been created since 1997.

Among other examples of our commitment to society, we can state the following:

- We are one of the principal donors of fresh products for the country's Food Banks, benefiting 650 charity institutions and 1,380 rural communities. During 2002, there were 400 thousand people who directly benefited from the donations made by Wal-Mart de Mexico.
- In addition, we have made in-kind donations to more than 2,200 institutions. Among these donations, we can mention computers that will help in the modernization of several public schools located in low-income areas throughout Mexico.
- Joined in these efforts by the solidarity displayed by our customers and associates, different drives in support of disaster areas and communities affected by natural phenomena collected and donated 200 tons of merchandise and 16 thousand clothing items.
- Our "Give a Smile Away" program benefited 80 thousand children and senior citizens this year.
- Aware of the need to contribute, through economic progress, to the quality of life and environmental protection, several store-level programs have been adopted regarding the use of environmentally friendly construction materials, water conservation and the efficient use of energy. As a result of these programs and the ensuing investments, we have been classified as a green company concerning gas emissions; we have reduced water consumption in our stores and we earned first place in the National Electricity Savings Awards.

financial transparency and prudence

BALANCE SHEET

As can be seen in our Financial Statements, our financial position is sound. We are debt-free and have a strong cash position. What is more, we have the capacity to generate sufficient cash flow to finance our growth with our own resources.

Our company has always been known for its conservative approach to its finance. This fact can be witnessed by analyzing the principal items of our balance sheet:

Assets

- Cash: Short term investments in the money market. There are neither derivatives nor investments in the stock market.
- Inventories: Merchandise to be sold in our stores.
- Other assets: This includes VAT and other taxes receivable, as well as prepayments for rent, advertising, etc.
- Fixed assets: Land, buildings and equipment for our stores. There are no financial leasing contracts.

Liabilities

- Suppliers: Accounts payable regarding merchandise for sale at our stores.
- Other liabilities: Deferred taxes pursuant to Generally Accepted Accounting Principles.

Shareholders' Equity

Our policy of continuous reinvestment of our earnings as well as our unchanging focus on our business have allowed us to achieve important levels of capitalization.



Consolidated balance sheet
(millions of dollars)
ASSETS
LIABILITIES AND SHAREHOLDERS' EQUITY
Cash
941
1,338
Suppliers
Inventories
1,038
764
Other Liabilities
Other Assets
222
Fixed Assets
3,552
3,651
Shareholders' Equity
5,753
Total
5,753

walmex in the market

Share structure As of December 31, 2002 (millions of shares)	
Series "V"	Series "C"
3,909	553
88%	12%
Free subscription, with voting rights	Free subscription, with no voting rights
TOTAL	
4,462 100%	

Wal-Mart de Mexico (Walmex) has been listed in the Mexican Stock Exchange since 1977, and since that time it has been one of the highest in market value. Its market value as of December 31, 2002 was 9.97 billion dollars, represented by 4.5 billion shares outstanding.

In 2002, a dividend was paid to our shareholders in cash or stock, according to shareholders' choice. The payment in cash was 0.31 Mexican pesos per share, while the payment in stock was 1 new Series "C" share for every 75 shares of any series that shareholders had.

- 82.5% of shareholders asked for a stock dividend and as a result, 48.9 million Series "C" shares were issued.
- 17.5% of shareholders asked for a cash dividend and a total cash payment of 24 million dollars was made.

In addition to the dividend payment, 66 million dollars were also invested to repurchase 30.9 million Series "C" shares at an average price per share of 2.13 dollars. It is important to note that the repurchased shares are considered treasury stock and not outstanding shares, and that the company's intention has always been to cancel those shares and not place them on the stock market again.

Wal-Mart Stores, Inc., is the majority shareholder of Wal-Mart de Mexico and as of December 31, 2002 its equity interest represented 62% of the capital stock.

The Company has a sponsored ADR program on its series "V" shares. J.P. Morgan Chase Bank is the depositary bank.

corporate governance

Board of Directors:
A Board of Directors, whose members are appointed by Series "V" shareholders during an Ordinary Shareholders' Meeting, manages the company.

At least 25% of all board members must be independent members. There are currently five independent board members, out of a total of nine.

Every minority of shareholders whose Series "V" shares represent at least 10% of the company's equity, will have the right to appoint a board member and his/her alternate, who can only be removed at the same time as all other board members.

The Board of Directors must meet at least once every three months.

The Board of Directors supports itself through two Committees:

- The **Audit Committee** is presided over, and comprised of, independent directors. Among other duties, it must select the External Auditor for the company and establish its fees. It must also review the adequacy of internal controls and the compliance with accounting and legal regulations. Additionally, the Audit Committee must review any operations with related parties engaged in by the company.
- The **Executive Committee** has five members, the majority of whom are independent directors. It is in charge of overseeing strategic planning, evaluating executives, and establishing compensation for them.

Audit Committee	Executive Committee
Charles M. Holley*	Eduardo Castro-Wright
Hector M. de Uriarte*	Cesareo Fernandez
Ernesto Vega*	Charles M. Holley*
	John B. Menzer*
	Thomas M. Schoewe*

* Independent directors

Our Code of Ethics:

All corporate activities in general, and its personnel in particular, are governed by a mandatory Code of Ethics. The following are some of the major points covered under said code:

- Open-door policy
- Supplier relations
- Accounting and computer standards
- Information disclosure
- No discrimination
- Use of property, facilities and company assets
- Conflicts of interest
- Gifts and gratuities
- Privileged information
- Health, safety and environment
- Equal employment opportunities
- Conflicts of interest on the job
- Harassment and inappropriate behavior
- Hiring of family members

board of directors 2002

Chairman
Cesareo Fernandez
Board member since 1989

Vice-Chairman
Hector M. de Uriarte
Board member since 1993

Secretary
Enrique Ponzanelli

Examiner
Alberto Tiburcio

Alternate Examiner
Agustin Aguilar

Directors	Alternate directors
Eduardo Castro-Wright Board member since 2001	Mercedes Aragones Board member since 1998
Cesareo Fernandez Board member since 1989	Craig R. Herkert* Board member since 2001
Charles M. Holley* Board member since 1999	Marc N. Rosen* Board member since 2001
Rafael Matute Board member since 1998	Mercedes Aragones Board member since 1998
John B. Menzer* Board member since 2000	Craig R. Herkert* Board member since 2001
Thomas M. Schoewe* Board member since 2000	R. Lee Stucky* Board member since 2000
Eduardo Solorzano Board member since 2000	Mercedes Aragones Board member since 1998
Hector M. de Uriarte* Board member since 1993	R. Lee Stucky* Board member since 2000
Ernesto Vega* Board member since 2001	Marc N. Rosen* Board member since 2001

* Independent directors

Audit Committee report, as of December 31, 2002

Wal-Mart de Mexico, S.A. de C.V., Management is responsible for internal controls and financial information. Mancera, S.C., (member of Ernst & Young Global) Wal-Mart de Mexico, S.A. de C.V.'s external auditor, is responsible for examining consolidated annual financial statements, in accordance with auditing standards generally accepted and for issuing a report on such financial statements. The Committee observes and supervises these processes and recommends to the Board for its approval, independent accounting firms to be Wal-Mart de Mexico, S.A. de C.V.'s external auditors.

As part of its observation process, the Committee holds regular closed-door meetings with Company's Management, the external auditors and the internal auditors.

To comply with our responsibilities, the Committee carried out the following actions:

- We recommended that the Board select Mancera, S.C., to act as external auditor to Wal-Mart de Mexico, S.A. de C.V., in order to examine and issue a report on Wal-Mart de Mexico, S.A. de C.V.'s consolidated financial statements to be presented during the Annual Shareholders' Meeting of Wal-Mart de Mexico, S.A. de C.V., to be performed on February 26, 2003.
- The consolidated financial statements for the fiscal year ending December 31, 2002, were reviewed and discussed with Company's Management and the external auditors.
- Matters related to carrying out an audit of the consolidated financial statements of Wal-Mart de Mexico, S.A. de C.V., were discussed with the external auditors.
- A letter from the external auditors regarding their independence, both economical and of criteria, was obtained.
- Cases in which Mancera, S.C., has provided Wal-Mart de Mexico, S.A. de C.V., with other services were assessed to make sure they did not affect the firm's independence.

In accordance with discussions held with Management and the external auditors, disclosures made by the external auditors, the letter sent to the Committee, the Management declarations made to the Committee, as well as, the external auditor's report, it was recommended to the Board that the audited annual consolidated financial statements of Wal-Mart de Mexico, S.A. de C.V., for the fiscal year 2002, would be presented in the Annual Shareholders' Meeting of Wal-Mart de Mexico, S.A. de C.V., to be performed on February 26, 2003.

Hector M. de Uriarte, CPA
Chairman
Mexico City, January 30, 2003

financial summary

IN MILLIONS OF DOLLARS, AS OF DECEMBER 31, 2002

	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
GDP Growth (%)	0.9	-0.3	6.6	3.7	4.9	6.8	5.1	-6.2	4.5	1.9
Annual inflation (%)	5.7	4.4	9.0	12.3	18.6	15.7	27.7	52.0	7.1	8.0
Peso Devaluation (%)	13.3	-4.8	1.3	-3.9	22.5	2.2	2.6	55.7	59.0	-0.3
Exchange Rate *(PESO/DOLLAR)*	10.38	9.16	9.62	9.50	9.88	8.07	7.89	7.69	4.94	3.11
Average Interest Rate *(28 DAY CETES, %)*	7.08	11.36	15.25	21.47	24.76	19.80	31.35	48.52	14.08	14.88
RESULTS										
Net Sales	10,193	9,016	7,861	7,040	6,697	6,054	5,499	5,922	6,317	5,280
GROWTH	*13%*	*15%*	*12%*	*5%*	*11%*	*10%*	*-7%*	*-6%*	*20%*	*15%*
Gross Profit	2,076	1,834	1,575	1,401	1,310	1,229	1,048	1,117	1,332	1,149
PROFIT MARGIN	*20.4%*	*20.3%*	*20.0%*	*19.9%*	*19.6%*	*20.3%*	*19.1%*	*18.9%*	*21.1%*	*21.8%*
Operating Expenses	1,468	1,313	1,159	1,047	1,060	996	845	957	958	855
AS PERCENTAGE OF SALES	*14.4%*	*14.6%*	*14.7%*	*14.9%*	*15.8%*	*16.4%*	*15.4%*	*16.2%*	*15.2%*	*16.2%*
Operating Income	608	521	416	354	250	233	203	160	374	294
AS PERCENTAGE OF SALES	*6.0%*	*5.8%*	*5.3%*	*5.0%*	*3.7%*	*3.8%*	*3.7%*	*2.7%*	*5.9%*	*5.6%*
GROWTH	*17%*	*25%*	*18%*	*42%*	*7%*	*15%*	*27%*	*-57%*	*27%*	*7%*
EBITDA	802	693	582	510	393	364	328	297	486	381
AS PERCENTAGE OF SALES	*7.9%*	*7.7%*	*7.4%*	*7.2%*	*5.9%*	*6.0%*	*6.0%*	*5.0%*	*7.7%*	*7.2%*
Comprehensive Financial Income	91	128	146	159	212	174	188	288	82	123
Income Before Tax	686	630	547	525	466	431	405	448	432	410
Income Tax & Employees' Profit Sharing	210	203	168	117	133	103	98	107	128	114
Income Before Extraordinary Items	476	427	379	408	333	328	307	341	304	296
GROWTH	*12%*	*13%*	*-7%*	*22%*	*2%*	*7%*	*-10%*	*12%*	*3%*	*4%*
Net Income	476	427	379	411	362	561	384	368	405	383
GROWTH	*12%*	*13%*	*-8%*	*14%*	*-36%*	*46%*	*4%*	*-9%*	*6%*	*2%*
Cash Generated	**871**	**807**	**722**	**674**	**581**	**544**	**499**	**489**	**563**	**502**
FINANCIAL POSITION										
Cash	941	957	1,275	1,078	981	1,002	818	705	592	720
Inventories	1,038	898	835	809	682	739	621	605	742	489
Other Assets	222	193	149	139	106	198	459	431	461	321
Fixed Assets	3,552	3,275	3,025	2,891	2,853	2,780	2,670	2,899	3,247	2,256
Total Assets	**5,753**	**5,323**	**5,284**	**4,917**	**4,622**	**4,719**	**4,568**	**4,640**	**5,042**	**3,786**
Suppliers	1,338	1,252	1,323	1,188	1,006	1,107	966	913	1,125	846
Other Liabilities	764	726	692	154	174	106	99	170	192	239
Shareholders' Equity	3,651	3,345	3,269	3,575	3,442	3,506	3,503	3,557	3,725	2,701
Total Liabilities and Shareholders' Equity	**5,753**	**5,323**	**5,284**	**4,917**	**4,622**	**4,719**	**4,568**	**4,640**	**5,042**	**3,786**
OTHER INFORMATION AT THE END OF THE YEAR										
Number of Units	595	550	496	458	414	388	369	352	331	264
Number of Associates	92,708	84,607	74,790	70,700	61,145	57,649	49,510	47,129	46,898	39,934
Outstanding Shares *(MILLIONS)*	4,462	4,444	4,474	4,536	4,656	4,809	3,200	3,200	3,200	3,200

consolidated financial statements

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of Wal-Mart de Mexico, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Wal-Mart de Mexico, S.A. de C.V. and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wal-Mart de Mexico, S.A. de C.V. and Subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations, changes in their shareholders' equity and changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

Mancera, S.C.
A Member Practice of Ernst & Young Global

Agustin Aguilar

Mexico City, January 30, 2003

OPINION OF THE STATUTORY AUDITOR

To the Shareholders of Wal-Mart de Mexico, S.A. de C.V.

In my capacity as statutory auditor and in compliance with the provisions of Article 166 of the Mexican Corporations Act and the bylaws of Wal-Mart de Mexico, S.A. de C.V., I am pleased to submit my report on the consolidated financial statements for the year ended December 31, 2002, presented to you by the Board of Directors.

I, or in my absence the alternate statutory auditor, attended the Shareholders' and the Board of Directors' meetings to which I was summoned and I obtained from the board members and the Company's officers the information on the Company's operations, documentation and records that I considered necessary for examination. I conducted my review in accordance with generally accepted auditing standards.

In my opinion, the accounting and reporting policies and criteria observed by the Company in the preparation of the consolidated financial statements that are being presented to the shareholders are adequate and sufficient and were applied on a basis consistent with that of the prior year. Consequently, it is also my opinion that the above-mentioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Wal-Mart de Mexico, S.A. de C.V. and Subsidiaries at December 31, 2002, and the consolidated results of their operations, changes in their shareholders' equity and changes in their financial position for the year then ended, in conformity with generally accepted accounting principles.

Alberto Tiburcio
Statutory Auditor

Mexico City, January 30, 2003

consolidated balance sheets

(Notes 1 and 2)
Thousands of Mexican pesos with purchasing power at December 31, 2002

		DECEMBER 31		
		2002		2001
ASSETS				
Current assets:				
Cash and cash equivalents	Ps.	9,768,038	Ps.	9,935,200
Accounts receivable		2,112,654		1,678,481
Inventories		10,773,968		9,317,859
Prepaid expenses		190,088		326,387
Total current assets		22,844,748		21,257,927
Net property and equipment (Note 4)		36,872,263		33,993,767
Total assets	**Ps.**	**59,717,011**	**Ps.**	**55,251,694**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Accounts payable to suppliers (Notes 5 and 6)	Ps.	13,882,611	Ps.	13,000,413
Other accounts payable (Notes 5 and 6)		2,604,179		2,234,774
Total current liabilities		16,486,790		15,235,187
Deferred income tax (Note 7)		5,304,100		5,295,120
Reserve for seniority premiums (Note 8)		24,835		687
Total liabilities		21,815,725		20,530,994
Shareholders' equity (Note 9):				
Capital stock		12,041,639		10,901,846
Legal reserve		2,084,723		1,864,942
Retained earnings		27,791,741		24,496,413
Reserve for repurchase of shares		3,248,032		3,892,046
Accumulated result of restatement		(7,854,505)		(7,373,168)
Premium on sale of shares		1,990,511		2,010,754
Employee stock option plan fund		(1,400,855)		(1,072,133)
Total shareholders' equity		37,901,286		34,720,700
Total liabilities and shareholders' equity	**Ps.**	**59,717,011**	**Ps.**	**55,251,694**

The accompanying notes are an integral part of these financial statements.



consolidated statements of income

(Notes 1 and 2)
Thousands of Mexican pesos with purchasing power at December 31, 2002

	YEAR ENDED DECEMBER 31 2002	2001
Net Sales	Ps. 105,805,898	Ps. 93,587,446
Cost of sales	(84,252,048)	(74,552,591)
Operating expenses	(15,238,379)	(13,627,826)
Operating income	6,315,471	5,407,029
Comprehensive financing income:		
Financial income-net	714,695	1,179,158
Exchange (loss) gain	(3,926)	46,439
Monetary position gain	232,150	107,291
	942,919	1,332,888
Other expenses-net	(139,434)	(205,367)
Income before income tax and employee profit sharing	7,118,956	6,534,550
Income tax and employee profit sharing (Note 7)	(2,175,863)	(2,101,577)
Net income	**Ps. 4,943,093**	**Ps. 4,432,973**
Earnings per share (in pesos)	**Ps. 1.102**	**Ps. 0.994**

The accompanying notes are an integral part of these financial statements.

consolidated statements of changes in shareholders' equity

For the years ended December 31, 2002 and 2001
(Notes 1, 2 and 9)
Thousands of Mexican pesos with purchasing power at December 31, 2002

		CAPITAL STOCK		LEGAL RESERVE
Balances at January 1, 2001	Ps.	10,934,679	Ps.	1,669,134
Movements in employee stock option plan fund				
Increase in legal reserve				195,808
Repurchase of shares		(32,833)		
Dividends paid				
Comprehensive income				
Balances at December 31, 2001		10,901,846		1,864,942
Movements in employee stock option plan fund				
Increase in legal reserve				219,781
Repurchase of shares		(39,210)		
Dividends capitalized and paid		1,179,003		
Comprehensive income				
Balances at December 31, 2002	**Ps.**	**12,041,639**	**Ps.**	**2,084,723**

The accompanying notes are an integral part of these financial statements.

RETAINED EARNINGS	RESERVE FOR REPURCHASE OF SHARES	ACCUMULATED RESULT OF RESTATEMENT	PREMIUM ON SALE OF SHARES	EMPLOYEE STOCK OPTION PLAN FUND	TOTAL
Ps. 22,447,198	Ps. 4,522,222	Ps. (6,906,414)	Ps. 2,024,973	Ps. (763,349)	Ps. 33,928,443
			(14,219)	(308,784)	(323,003)
(195,808)					
	(630,176)				(663,009)
(2,187,950)					(2,187,950)
4,432,973		(466,754)			3,966,219
24,496,413	3,892,046	(7,373,168)	2,010,754	(1,072,133)	34,720,700
			(20,243)	(313,025)	(333,268)
(219,781)					
	(644,014)				(683,224)
(1,427,984)		15,010		(15,697)	(249,668)
4,943,093		(496,347)			4,446,746
Ps. 27,791,741	**Ps. 3,248,032**	**Ps. (7,854,505)**	**Ps. 1,990,511**	**Ps. (1,400,855)**	**Ps. 37,901,286**

consolidated statements of changes in financial position

(Notes 1 and 2)
Thousands of Mexican pesos with purchasing power at December 31, 2002

	YEAR ENDED DECEMBER 31 2002	2001
OPERATING ACTIVITIES		
Net income	Ps. 4,943,093	Ps. 4,432,973
Charges not requiring use of resources:		
Depreciation	2,006,040	1,787,097
Seniority premiums	23,473	12,820
Provision for deferred taxes	172,852	265,404
	7,145,458	6,498,294
Changes in:		
Accounts receivable	(434,173)	(410,854)
Inventories	(1,955,756)	(1,026,838)
Prepaid expenses	136,299	(48,430)
Accounts payable to suppliers	882,198	(731,553)
Other accounts payable	221,484	20,530
Reserve for seniority premiums		(48,961)
Resources provided by operating activities	5,995,510	4,252,188
FINANCING ACTIVITIES		
Payment of dividends	(249,668)	(2,187,950)
Repurchase of shares	(683,224)	(663,009)
Resources used in financing activities	(932,892)	(2,850,959)
INVESTING ACTIVITIES		
Purchase of property and equipment	(5,043,651)	(4,472,766)
Sale and retirement of property and equipment	147,139	91,392
Employee stock option plan-net	(333,268)	(323,003)
Resources used in investing activities	(5,229,780)	(4,704,377)
Decrease in cash and cash equivalents	(167,162)	(3,303,148)
Cash and cash equivalents at beginning of year	9,935,200	13,238,348
Cash and cash equivalents at end of year	**Ps. 9,768,038**	**Ps. 9,935,200**

The accompanying notes are an integral part of these financial statements.

notes to consolidated financial statements

At December 31, 2002 and 2001
Thousands of Mexican pesos with purchasing power at December 31, 2002, unless otherwise indicated

NOTE 1 DESCRIPTION OF THE BUSINESS:
Wal-Mart de Mexico, S.A. de C.V. (WALMEX or "the Company") is a Mexican corporation whose shares are traded on the Mexican Stock Exchange. The Company's majority shareholder is Wal-Mart Stores, Inc., a U.S. corporation.

WALMEX has a 99.9% equity interest in the following groups of companies:

GROUP	LINE OF BUSINESS
Nueva Wal-Mart	Operation of 50 (46 in 2001) Sam's Club membership self-service wholesale stores, 116 (105 in 2001) discount stores, 75 (62 in 2001) Wal-Mart Supercenter hypermarkets, with apparel, general merchandise and supermarket departments, and 44 Superama supermarkets during both years.
Suburbia	Operation of 50 (51 in 2001) Suburbia stores with apparel and accessories for the entire family.
Vips	Operation of 208 (195 in 2001) Vips restaurants serving international cuisine, 45 (40 in 2001) El Porton restaurants serving Mexican food, and 7 restaurants specializing in Italian food during both years.
Real estate	Real estate developments and management of real estate companies.
Corporate entities	Providing of professional services to companies in the Group.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES:
The most important accounting policies observed in the preparation of the financial statements are described below:

a. The accompanying consolidated financial statements include the statements of WALMEX and those of its subsidiaries, which are grouped as described in Note 1. All intercompany balances and transactions were eliminated in consolidation.

b. The consolidated financial statements provide comprehensive recognition of the effects of inflation on the financial information as required by accounting Bulletin B-10 issued by the Mexican Institute of Public Accountants.

c. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates in some items. Actual results might differ from these estimates.

d. Cash equivalents are stated at cost plus accrued interest, not in excess of market value.

   The Company has no financial instruments (derivatives).

e. Inventories are stated at average cost, determined largely using the retail method. Due to the rapid turnover of inventories, the cost so determined is considered to be similar to replacement cost at the balance sheet date.

f. Property and equipment are recorded initially at cost and then restated using the constant-peso-value method as described in Note 4.

   Fixed asset depreciation is computed using the straight-line method, at rates ranging from 3% to 33%.

g. *Foreign currency denominated monetary assets and liabilities are translated to Mexican pesos using the prevailing* exchange rate at the balance sheet date. Exchange differences determined are charged or credited to income.

h. Seniority premiums accruing to employees in terms of Mexican labor law are recognized as a cost of the years in which services are rendered, based on independent actuarial computations.

All other payments accruing to employees or their beneficiaries in the event of separation or death in terms of Mexican labor law are charged to income, if and when the expense is incurred.

i. As prescribed by Mexican accounting Bulletin D-4, deferred income tax is determined by applying the enacted corporate income tax rate at the latest balance sheet date to temporary differences in balance sheet accounts for financial and tax reporting purposes.

Current year employee profit sharing is charged to results of operations and represents a liability due and payable in a period of less than one year.

j. The most important inflation accounting concepts and procedures are described below:

The accumulated effect of restatement includes the accumulated monetary position result at the time the effects of inflation on the financial information were first recognized, as well as the result from holding nonmonetary assets, which represents the change in the specific value of nonmonetary assets over or under the rate of inflation as measured by the National Consumer Price Index (NCPI).

The net monetary position result is determined by applying the NCPI to average net monetary assets and liabilities during the period.

k. The employee stock option plan fund is comprised of series "C" WALMEX shares presented at acquisition cost, as restated based on the NCPI. The plan is designed to grant stock options to executives of the companies in the Group, as approved by the National Banking and Securities Commission.

l. The premium on the sale of shares represents the difference between the restated value of the shares and the value at which such shares were assigned to executives of companies in the Group, net of the corresponding income tax. The premium may be distributed to shareholders.

m. Comprehensive income consists of the current year net income plus the current year restatement.

NOTE 3 SEGMENT INFORMATION:

An analysis of segment information is as follows at December 31, 2002 and 2001:

	SELF-SERVICE STORES		OTHER SEGMENTS	
	2002	2001	2002	2001
Sales	Ps. 96,169,435	Ps. 83,864,067	Ps. 9,636,463	Ps. 9,723,379
Assets	Ps. 43,762,968	Ps. 37,646,726	Ps. 7,253,875	Ps. 6,304,628
Liabilities	Ps. 14,443,549	Ps. 12,923,853	Ps. 1,398,758	Ps. 1,448,728

NOTE 4 PROPERTY AND EQUIPMENT:

Mexican accounting Bulletin B-10 specifies that property and equipment owned at December 31, 1996 that were restated at such date on the basis of appraisals made by independent experts are to be restated thereafter using the constant-peso-value method. Property and equipment acquired on or after January 1, 1997 are recorded initially at historical cost and then restated using the constant-peso-value method.

An analysis of this caption is as follows:

		DECEMBER 31 2002		2001
Land	Ps.	14,008,841	Ps.	13,279,174
Buildings	Ps.	14,127,820	Ps.	12,392,969
Facilities and leasehold improvements		7,520,546		6,772,812
		21,648,366		19,165,781
Less:				
Accumulated depreciation		6,039,468		5,526,012
	Ps.	15,608,898	Ps.	13,639,769
Fixtures and equipment	Ps.	14,161,236	Ps.	12,972,930
Less:				
Accumulated depreciation		7,425,819		6,715,119
	Ps.	6,735,417	Ps.	6,257,811
Construction in progress	Ps.	519,107	Ps.	817,013
Total	**Ps.**	**36,872,263**	**Ps.**	**33,993,767**

Rental expense for the years ended December 31, 2002 and 2001 was Ps. 933,438 and Ps. 911,189, respectively.

NOTE 5 RELATED PARTY BALANCES AND TRANSACTIONS:

Accounts payable to suppliers and other accounts payable include the following balances due to related parties:

		DECEMBER 31 2002		2001
Wal-Mart Stores, Inc.	Ps.	152,850	Ps.	138,094
CMA USA, L.C.		748,153		592,684
	Ps.	**901,003**	**Ps.**	**730,778**

In the years ended December 31, 2002 and 2001, the Company had the following transactions with related parties:

		DECEMBER 31 2002		2001
Payment of services and royalties	Ps.	588,091	Ps.	475,540
Imported merchandise for sale	Ps.	3,631,967	Ps.	2,955,052

NOTE 6 FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES:

An analysis is as follows:

		DECEMBER 31 2002		2001
		thousands of U.S. dollars		
Assets	$	140,317	$	132,989
Liabilities	$	138,631	$	125,452

An analysis of U.S. dollar denominated transactions (excluding property and equipment) is as follows:

		DECEMBER 31		
		2002		2001
		thousands of U.S. dollars		
Merchandise for sale	$	827,944	$	632,211
Technical assistance services and royalties	$	62,303	$	49,152

The exchange rate at December 31, 2002, used to translate U.S. dollar denominated balances was Ps. 10.3800 (Ps. 9.1575 at December 31, 2001) per U.S. dollar. At the date of the audit report, the exchange rate was Ps. 10.9409 per U.S. dollar.

NOTE 7 INCOME TAX AND EMPLOYEE PROFIT SHARING:

The Company and its subsidiaries have been authorized by the Ministry of Finance and Public Credit to determine their tax results on a consolidated basis.

An analysis of taxes charged to results of operations of the years ended December 31, 2002 and 2001 is as follows:

		2002		2001
Current year income tax	Ps.	1,889,310	Ps.	1,734,155
Deferred income tax		336,676		481,894
Subtotal		2,225,986		2,216,049
Monetary position gain on initial effect of deferred taxes		(93,703)		(177,905)
Employee profit sharing		43,580		63,433
Total	**Ps.**	**2,175,863**	**Ps.**	**2,101,577**

An analysis of deferred tax liabilities (assets) derived from temporary differences is as follows:

		2002		2001
Property and equipment	Ps.	2,667,540	Ps.	2,509,618
Inventories		3,433,992		3,142,318
Other items, net		(797,432)		(356,816)
Total	**Ps.**	**5,304,100**	**Ps.**	**5,295,120**

Through December 31, 2002, the statutory corporate income tax rate was 35%. The Mexican income tax law specifies that in the future the corporate tax rate shall be as follows: 34% in 2003, 33% in 2004, and 32% in 2005 and succeeding years.

As required by Mexican accounting Bulletin D-4, effective as of December 31, 2002, deferred taxes were determined at the statutory rate that will be in force at the time the temporary differences are expected to reverse. As a result of this estimate, deferred taxes were reduced by Ps. 249,911.

NOTE 8 SENIORITY PREMIUMS:

An analysis of seniority premium assets, liabilities and costs is as follows:

		DECEMBER 31		
		2002		2001
Vested benefit obligation	Ps.	70,726	Ps.	74,541
Current benefit obligation	Ps.	143,377	Ps.	131,581
Projected benefit obligation	Ps.	145,123	Ps.	150,420
Plan assets		(142,130)		(149,733)
Variances in assumptions and experience adjustments		21,842		
Net projected liability	Ps.	24,835	Ps.	687
Net period cost	Ps.	23,473	Ps.	12,820

The net rates considered in the actuarial computations for both 2002 and 2001 were as follows:

Discount rate for labor obligations	5.5%
Salary increase	2.5%
Return on plan assets	6.5%

The Company set up a trust fund to cover the payment of seniority premiums accruing to employees.

NOTE 9 SHAREHOLDERS' EQUITY:

a. Ordinary shareholders' meetings.

The following resolutions were adopted at a regular shareholders' meeting held on February 27, 2002:

1. Approval of the maximum amount to be used by the Company in 2002 to repurchase its own shares. Such amount is Ps. 3,717,512 (nominal pesos).
2. Cancellation of 24,734,200 series "C" shares that were repurchased by the Company.
3. Increase of Ps. 209,696 (nominal pesos) in the legal reserve through a charge to retained earnings. The increase in constant pesos was Ps. 219,781.
4. Approval of the proposed payment of a dividend, at the election of the shareholder, of either Ps. 0.31 (nominal pesos) per share of capital stock in cash, irrespective of the series of the share, or a stock dividend at the rate of one series "C" share of capital stock for every 75 outstanding shares held by the shareholder.
5. Increase in the variable portion of capital stock by issuing 59,251,441 new series "C" shares to be used for the sole purpose of their being delivered as a stock dividend to the shareholders that elect to receive in this manner the dividend mentioned in subparagraph 4 above. Those new shares that are not subscribed and delivered to the shareholders shall be cancelled and the proposed capital increase shall be reduced proportionally.

The following resolutions were adopted at a regular shareholders' meeting held on February 27, 2001:

1. Cancellation of 58,346,702 series "C" shares and 61,000 series "V" shares that were repurchased by the Company.
2. Increase of Ps. 178,309 (nominal pesos) in the legal reserve through a charge to retained earnings. The increase in constant pesos was Ps. 195,808.
3. Approval of the proposed payment of dividends of Ps. 0.45 (nominal pesos) per share of capital stock, irrespective of the series.

b. The time that the shareholders had to decide on whether they wished to accept the cash dividend or the stock dividend in terms of the resolution adopted at the shareholders' meeting held on February 27, 2002, expired on April 5, 2002. The Company delivered 48,896,947 new series "C" shares representing an increase of Ps. 1,136,854 (nominal pesos) in the variable portion of capital stock. The increase in constant pesos was Ps. 1,179,003.

An analysis of nominal capital stock at December 31, 2002 and 2001 is as follows:

CAPITAL STOCK		2002		2001
Fixed	Ps.	525,000	Ps.	525,000
Variable		5,076,675		3,978,553
Total	**Ps.**	**5,601,675**	**Ps.**	**4,503,553**

Capital stock at December, 31 2002 and 2001 consisted of the following registered shares with no par value:

	NUMBER OF SHARES	
Series	**2002**	**2001**
Series "V" free subscription common shares	3,909,124,724	3,909,124,724
Series "C" free subscription shares without voting rights	552,779,121	534,733,374
Total number of shares	**4,461,903,845**	**4,443,858,098**

Capital stock at December 31, 2002 and 2001 includes capitalized earnings of Ps. 1,645,234 and Ps. 508,380 (nominal pesos), respectively, and Ps. 899,636 (nominal pesos) in both years in capitalized restatement accounts.

c. In the years ended December 31, 2002 and 2001, the Company repurchased its own series "C" shares, resulting in the following reduction in capital stock:

		2002		**2001**
Number of shares		30,851,200		30,015,000
Theoretical historical value	Ps.	38,732	Ps.	30,418
Theoretical restated value	Ps.	39,210	Ps.	32,833

The difference between the theoretical restated value and the repurchase cost of the shares acquired was applied to the previously established reserve for the repurchase of shares.

d. Distributed earnings and capital reductions in excess of the balance of the net tax profit account (CUFIN), the net reinvested tax profit account (CUFINRE), and the restated contributed capital account (CUCA) will be subject to taxation in terms of Articles 11 and 89 of the Mexican Income Tax Law.

At December 31, 2002 and 2001, the balance of the aforesaid tax accounts related to shareholders' equity aggregate Ps. 27,486,316 and Ps. 27,523,235, respectively.

e. The employee stock option plan fund consists of 63,246,450 series "C" WALMEX shares; 14,473,700 of such shares have been placed in a trust created for said purpose. All shares are assigned a value that is not less than then market value at the date of assignment.

In accordance with current policies, Company executives may exercise their option to acquire the shares as follows: shares assigned before 2000, 50% at the end of the third year and 50% at the end of the fourth year, as from the date of assignment. Rights to shares assigned after 2000 may be exercised in equal parts over five years. In all instances, the right to exercise a stock purchase option expires in a period of ten years from the time the option is granted, or sixty days following the executives' retirement from the Company.

In 2002, the Company charged to results of operations Ps. 27,152 corresponding the stock option plan benefit.

An analysis of movements in the stock option plan during 2002 and 2001 is as follows:

	NUMBER OF SHARES	AVERAGE PRICE (NOMINAL PESOS)
Balance at December 31, 2000	37,803,709	15.33
Assigned	15,289,000	22.82
Exercised	(2,041,927)	12.57
Balance at December 31, 2001	51,050,782	17.69
Assigned	14,472,604	25.03
Exercised	(2,929,086)	13.37
Dividend	652,150	0.00
Balance at December 31, 2002	**63,246,450**	**19.39**
Exercised shares at:		
December 31, 2002	25,083,820	15.29
December 31, 2001	10,443,000	14.47

TICKER SYMBOLS

MEXICAN STOCK EXCHANGE:
Walmex V
Walmex C

ADR'S SPONSORED PROGRAM:
WMMVY

BLOOMBERG:
WalmexV MM
WalmexC MM
WMMVY

REUTERS:
WalmexV.Mx
WalmexC.Mx
WMMVY.Pk

INFORMATION FOR INVESTORS

LISTING:
Mexican Stock Exchange

COTIZA EN BOLSA MEXICANA DE VALORES

INVESTOR RELATIONS CONTACTS:
Federico Casillas
(mfcasil@wal-mart.com)

Mariana Rodriguez
(mm9rodr@wal-mart.com)

TELEPHONE:
(52) 55 5283 0100 ext. 8289

ADR'S SPONSORED PROGRAM:
JPMorgan Chase Bank
(depositary bank)
P.O. Box 43013
Providence, RI 02940-3013
Telephone: (1) 888 218-4375

INTERNET ADDRESS:
www.walmartmexico.com.mx

WAL☆MART
MEXICO

ESR 2002
EMPRESA
SOCIALMENTE
RESPONSABLE
DESDE 2001

Wal-Mart de Mexico, S.A. de C.V.
Corporate Headquarters
Blvd. Manuel Avila Camacho 647
Delegacion Miguel Hidalgo, 11220 Mexico, D.F.
Telephone (52) 55 5283 0100
www.walmartmexico.com.mx

WAL-MART DE MEXICO, S.A. DE C.V.
AND SUBSIDIARIES

Consolidated Financial Statements

Years ended December 31, 2002 and 2001
With Report of Independent Auditors

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

Years ended December 31, 2002 and 2001

Contents

MANCERA
ERNST & YOUNG

Jaime Balmes 11 "D" Piso 6
Col. Los Morales Polanco
11510 México, D.F.
mancera.ey@mx.eyi.com

Tels. 5283 1300
Fax. 5283 1392

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
Wal-Mart de Mexico, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Wal-Mart de Mexico, S.A. de C.V. and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wal-Mart de Mexico, S.A. de C.V. and Subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations, changes in their shareholders' equity and changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

Agustín Aguilar

Mexico City, January 30, 2003

ALBERTO TIBURCIO CELORIO
CONTADOR PUBLICO

OPINION OF THE STATUTORY AUDITOR

To the Shareholders of
Wal-Mart de Mexico, S.A. de C.V.

In my capacity as statutory auditor and in compliance with the provisions of Article 166 of the Mexican Corporations Act and the bylaws of Wal-Mart de Mexico, S.A. de C.V., I am pleased to submit my report on the consolidated financial statements for the year ended December 31, 2002, presented to you by the Board of Directors.

I, or in my absence the alternate statutory auditor, attended the Shareholders' and the Board of Directors' meetings to which I was summoned and I obtained from the board members and the Company's officers the information on the Company's operations, documentation and records that I considered necessary for examination. I conducted my review in accordance with generally accepted auditing standards.

In my opinion, the accounting and reporting policies and criteria observed by the Company in the preparation of the consolidated financial statements that are being presented to the shareholders are adequate and sufficient and were applied on a basis consistent with that of the prior year. Consequently, it is also my opinion that the above-mentioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Wal-Mart de Mexico, S.A. de C.V. and Subsidiaries at December 31, 2002, and the consolidated results of their operations, changes in their shareholders' equity and changes in their financial position for the year then ended, in conformity with generally accepted accounting principles.

Alberto Tiburcio
Statutory Auditor

Mexico City, January 30, 2003

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Notes 1 and 2)

Thousands of Mexican pesos with purchasing power at December 31, 2002

	December 31 2002	December 31 2001
Assets		
Current assets:		
Cash and cash equivalents	Ps. 9,768,038	Ps. 9,935,200
Accounts receivable	2,112,654	1,678,481
Inventories	10,773,968	9,317,859
Prepaid expenses	190,088	326,387
Total current assets	22,844,748	21,257,927
Net property and equipment (Note 4)	36,872,263	33,993,767
Total assets	Ps. 59,717,011	Ps. 55,251,694
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable to suppliers (Notes 5 and 6)	Ps. 13,882,611	Ps. 13,000,413
Other accounts payable (Notes 5 and 6)	2,604,179	2,234,774
Total current liabilities	16,486,790	15,235,187
Deferred income tax (Note 7)	5,304,100	5,295,120
Reserve for seniority premiums (Note 8)	24,835	687
Total liabilities	21,815,725	20,530,994
Shareholders' equity (Note 9):		
Capital stock	12,041,639	10,901,846
Legal reserve	2,084,723	1,864,942
Retained earnings	27,791,741	24,496,413
Reserve for repurchase of shares	3,248,032	3,892,046
Accumulated result of restatement	(7,854,505)	(7,373,168)
Premium on sale of shares	1,990,511	2,010,754
Employee stock option plan fund	(1,400,855)	(1,072,133)
Total shareholders' equity	37,901,286	34,720,700
Total liabilities and shareholders' equity	Ps. 59,717,011	Ps. 55,251,694

The accompanying notes are an integral part of these financial statements.

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Notes 1 and 2)

Thousands of Mexican pesos with purchasing power at December 31, 2002

	Year ended December 31	
	2002	**2001**
Net Sales	Ps. 105,805,898	Ps. 93,587,446
Cost of sales	(84,252,048)	(74,552,591)
Operating expenses	(15,238,379)	(13,627,826)
Operating income	6,315,471	5,407,029
Comprehensive financing income:		
Financial income-net	714,695	1,179,158
Exchange (loss) gain	(3,926)	46,439
Monetary position gain	232,150	107,291
	942,919	1,332,888
Other expenses-net	(139,434)	(205,367)
Income before income tax and employee profit sharing	7,118,956	6,534,550
Income tax and employee profit sharing (Note 7)	(2,175,863)	(2,101,577)
Net income	Ps. 4,943,093	Ps. 4,432,973
Earnings per share (in pesos)	Ps. 1.102	Ps. 0.994

The accompanying notes are an integral part of these financial statements.

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(Notes 1, 2 and 9)

Thousands of Mexican pesos with purchasing power at December 31, 2002

	Capital stock	Legal reserve	Retained earnings	Reserve for repurchase of shares	Accumulated result of restatement	Premium on sale of shares	Employee stock option plan fund	Total
Balances at January 1, 2001	Ps. 10,934,679	Ps. 1,669,134	Ps. 22,447,198	Ps. 4,522,222	Ps. (6,906,414)	Ps. 2,024,973	Ps. (763,349)	Ps. 33,928,443
Movements in employee stock option plan fund						(14,219)	(308,784)	(323,003)
Increase in legal reserve		195,808	(195,808)					
Repurchase of shares	(32,833)			(630,176)				(663,009)
Dividends paid			(2,187,950)					(2,187,950)
Comprehensive income			4,432,973		(466,754)			3,966,219
Balances at December 31, 2001	10,901,846	1,864,942	24,496,413	3,892,046	(7,373,168)	2,010,754	(1,072,133)	34,720,700
Movements in employee stock option plan fund						(20,243)	(313,025)	(333,268)
Increase in legal reserve		219,781	(219,781)					
Repurchase of shares	(39,210)			(644,014)				(683,224)
Dividends capitalized and paid	1,179,003		(1,427,984)		15,010		(15,697)	(249,668)
Comprehensive income			4,943,093		(496,347)			4,446,746
Balances at December 31, 2002	Ps. 12,041,639	Ps. 2,084,723	Ps. 27,791,741	Ps. 3,248,032	Ps. (7,854,505)	Ps. 1,990,511	Ps. (1,400,855)	Ps. 37,901,286

The accompanying notes are an integral part of these financial statements.

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Notes 1 and 2)

Thousands of Mexican pesos with purchasing power at December 31, 2002

	Year ended December 31 2002	Year ended December 31 2001
Operating activities		
Net income	Ps. 4,943,093	Ps. 4,432,973
Charges not requiring use of resources:		
Depreciation	2,006,040	1,787,097
Seniority premiums	23,473	12,820
Provision for deferred taxes	172,852	265,404
	7,145,458	6,498,294
Changes in:		
Accounts receivable	(434,173)	(410,854)
Inventories	(1,955,756)	(1,026,838)
Prepaid expenses	136,299	(48,430)
Accounts payable to suppliers	882,198	(731,553)
Other accounts payable	221,484	20,530
Reserve for seniority premiums		(48,961)
Resources provided by operating activities	5,995,510	4,252,188
Financing activities		
Payment of dividends	(249,668)	(2,187,950)
Repurchase of shares	(683,224)	(663,009)
Resources used in financing activities	(932,892)	(2,850,959)
Investing activities		
Purchase of property and equipment	(5,043,651)	(4,472,766)
Sale and retirement of property and equipment	147,139	91,392
Employee stock option plan-net	(333,268)	(323,003)
Resources used in investing activities	(5,229,780)	(4,704,377)
Decrease in cash and cash equivalents	(167,162)	(3,303,148)
Cash and cash equivalents at beginning of year	9,935,200	13,238,348
Cash and cash equivalents at end of year	Ps. 9,768,038	Ps. 9,935,200

The accompanying notes are an integral part of these financial statements.

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2002 AND 2001

Thousands of Mexican pesos with purchasing power at December 31, 2002, unless otherwise indicated

NOTE 1 - DESCRIPTION OF THE BUSINESS:

Wal-Mart de Mexico, S.A. de C.V. (**WALMEX** or "the Company") is a Mexican corporation whose shares are traded on the Mexican Stock Exchange. The Company's majority shareholder is Wal-Mart Stores, Inc., a U.S. corporation.

WALMEX has a 99.9% equity interest in the following groups of companies:

Group	Line of Business
Nueva Wal-Mart	Operation of 50 (46 in 2001) Sam's Club membership self-service wholesale stores, 116 (105 in 2001) discount stores, 75 (62 in 2001) Wal-Mart Supercenter hypermarkets, with apparel, general merchandise and supermarket departments, and 44 Superama supermarkets during both years.
Suburbia	Operation of 50 (51 in 2001) Suburbia stores with apparel and accessories for the entire family.
Vips	Operation of 208 (195 in 2001) Vips restaurants serving international cuisine, 45 (40 in 2001) El Porton restaurants serving Mexican food, and 7 restaurants specializing in Italian food during both years.
Real estate	Real estate developments and management of real estate companies.
Corporate entities	Providing of professional services to companies in the Group.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

The most important accounting policies observed in the preparation of the financial statements are described below:

a. The accompanying consolidated financial statements include the statements of **WALMEX** and those of its subsidiaries, which are grouped as described in Note 1. All intercompany balances and transactions were eliminated in consolidation.

b. *The consolidated financial statements provide comprehensive* recognition of the effects of inflation on the financial information as required by accounting Bulletin B-10 issued by the Mexican Institute of Public Accountants.

c. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates in some items. Actual results might differ from these estimates.

d. Cash equivalents are stated at cost plus accrued interest, not in excess of market value.

   The Company has no financial instruments (derivatives).

e. Inventories are stated at average cost, determined largely using the retail method. Due to the rapid turnover of inventories, the cost so determined is considered to be similar to replacement cost at the balance sheet date.

f. Property and equipment are recorded initially at cost and then restated using the constant-peso-value method as described in Note 4.

Fixed asset depreciation is computed using the straight-line method, at rates ranging from 3% to 33%.

g. Foreign currency denominated monetary assets and liabilities are translated to Mexican pesos using the prevailing exchange rate at the balance sheet date. Exchange differences determined are charged or credited to income.

h. Seniority premiums accruing to employees in terms of Mexican labor law are recognized as a cost of the years in which services are rendered, based on independent actuarial computations.

All other payments accruing to employees or their beneficiaries in the event of separation or death in terms of Mexican labor law are charged to income, if and when the expense is incurred.

i. As prescribed by Mexican accounting Bulletin D-4, deferred income tax is determined by applying the enacted corporate income tax rate at the latest balance sheet date to temporary differences in balance sheet accounts for financial and tax reporting purposes.

Current year employee profit sharing is charged to results of operations and represents a liability due and payable in a period of less than one year.

j. The most important inflation accounting concepts and procedures are described below:

The accumulated effect of restatement includes the accumulated monetary position result at the time the effects of inflation on the financial information were first recognized, as well as the result from holding nonmonetary assets, which represents the change in the specific value of nonmonetary assets over or under the rate of inflation as measured by the National Consumer Price Index (NCPI).

The net monetary position result is determined by applying the NCPI to average net monetary assets and liabilities during the period.

k. The employee stock option plan fund is comprised of series "C" **WALMEX** shares presented at acquisition cost, as restated based on the NCPI. The plan is designed to grant stock options to executives of the companies in the Group, as approved by the National Banking and Securities Commission.

l. The premium on the sale of shares represents the difference between the restated value of the shares and the value at which such shares were assigned to executives of companies in the Group, net of the corresponding income tax. The premium may be distributed to shareholders.

m. Comprehensive income consists of the current year net income plus the current year restatement.

NOTE 3 - SEGMENT INFORMATION:

An analysis of segment information is as follows at December 31, 2002 and 2001:

	Self-service stores		Other segments	
	2002	2001	2002	2001
Sales	Ps. 96,169,435	Ps. 83,864,067	Ps. 9,636,463	Ps. 9,723,379
Assets	Ps. 43,762,968	Ps. 37,646,726	Ps. 7,253,875	Ps. 6,304,628
Liabilities	Ps. 14,443,549	Ps. 12,923,853	Ps. 1,398,758	Ps. 1,448,728

NOTE 4 - PROPERTY AND EQUIPMENT:

Mexican accounting Bulletin B-10 specifies that property and equipment owned at December 31, 1996 that were restated at such date on the basis of appraisals made by independent experts are to be restated thereafter using the constant-peso-value method. Property and equipment acquired on or after January 1, 1997 are recorded initially at historical cost and then restated using the constant-peso-value method.

An analysis of this caption is as follows:

	December 31 2002	December 31 2001
Land	Ps. 14,008,841	Ps. 13,279,174
Buildings	Ps. 14,127,820	Ps. 12,392,969
Facilities and leasehold improvements	7,520,546	6,772,812
	21,648,366	19,165,781
Less: Accumulated depreciation	6,039,468	5,526,012
	Ps. 15,608,898	Ps. 13,639,769
Fixtures and equipment	Ps. 14,161,236	Ps. 12,972,930
Less: Accumulated depreciation	7,425,819	6,715,119
	Ps. 6,735,417	Ps. 6,257,811
Construction in progress	Ps 519,107	Ps. 817,013
T o t a l	Ps. 36,872,263	Ps. 33,993,767

Rental expense for the years ended December 31, 2002 and 2001 was Ps. 933,438 and Ps. 911,189, respectively.

NOTE 5 - RELATED PARTY BALANCES AND TRANSACTIONS:

Accounts payable to suppliers and other accounts payable include the following balances due to related parties:

	December 31 2002	December 31 2001
Wal-Mart Stores, Inc.	Ps. 152,850	Ps. 138,094
CMA USA, L.C.	748,153	592,684
	Ps. 901,003	Ps. 730,778

In the years ended December 31, 2002 and 2001, the Company had the following transactions with related parties:

	December 31 2002	December 31 2001
Payment of services and royalties	Ps. 588,091	Ps. 475,540
Imported merchandise for sale	Ps. 3,631,967	Ps. 2,955,052

NOTE 6 - FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES:

An analysis is as follows:

	December 31 2002	December 31 2001
	Thousands of U.S. dollars	
Assets	$ 140,317	$ 132,989
Liabilities	$ 138,631	$ 125,452

An analysis of U.S. dollar denominated transactions (excluding property and equipment) is as follows:

	December 31 2002	December 31 2001
	Thousands of U.S. dollars	
Merchandise for sale	$ 827,944	$ 632,211
Technical assistance services and royalties	$ 62,303	$ 49,152

The exchange rate at December 31, 2002, used to translate U.S. dollar denominated balances was Ps. 10.3800 (Ps. 9.1575 at December 31, 2001) per U.S. dollar. At the date of the audit report, the exchange rate was Ps. 10.9409 per U.S. dollar.

NOTE 7 – INCOME TAX AND EMPLOYEE PROFIT SHARING:

The Company and its subsidiaries have been authorized by the Ministry of Finance and Public Credit to determine their tax results on a consolidated basis.

An analysis of taxes charged to results of operations of the years ended December 31, 2002 and 2001 is as follows:

	2002	2001
Current year income tax	Ps. 1,889,310	Ps. 1,734,155
Deferred income tax	336,676	481,894
Subtotal	2,225,986	2,216,049
Monetary position gain on initial effect of deferred taxes	(93,703)	(177,905)
Employee profit sharing	43,580	63,433
Total	Ps. 2,175,863	Ps. 2,101,577

An analysis of deferred tax liabilities (assets) derived from temporary differences is as follows:

	2002	2001
Property and equipment	Ps. 2,667,540	Ps. 2,509,618
Inventories	3,433,992	3,142,318
Other items, net	(797,432)	(356,816)
Total	Ps. 5,304,100	Ps. 5,295,120

Through December 31, 2002, the statutory corporate income tax rate was 35%. The Mexican income tax law specifies that in the future the corporate tax rate shall be as follows: 34% in 2003, 33% in 2004, and 32% in 2005 and succeeding years.

As required by Mexican accounting Bulletin D-4, effective as of December 31, 2002, deferred taxes were determined at the statutory rate that will be in force at the time the temporary differences are expected to reverse. As a result of this estimate, deferred taxes were reduced by Ps. 249,911.

NOTE 8 - SENIORITY PREMIUMS:

An analysis of seniority premium assets, liabilities and costs is as follows:

	December 31	
	2002	2001
Vested benefit obligation	Ps. 70,726	Ps. 74,541
Current benefit obligation	Ps. 143,377	Ps. 131,581
Projected benefit obligation	Ps. 145,123	Ps. 150,420
Plan assets	(142,130)	(149,733)
Variances in assumptions and experience adjustments	21,842	
Net projected liability	Ps. 24,835	Ps. 687
Net period cost	Ps. 23,473	Ps. 12,820

The net rates considered in the actuarial computations for both 2002 and 2001 were as follows:

Discount rate for labor obligations	5.5%
Salary increase	2.5%
Return on plan assets	6.5%

The Company set up a trust fund to cover the payment of seniority premiums accruing to employees.

NOTE 9 - SHAREHOLDERS' EQUITY:

a. Ordinary shareholders' meetings.

The following resolutions were adopted at a regular shareholders' meeting held on February 27, 2002:

1. Approval of the maximum amount to be used by the Company in 2002 to repurchase its own shares. Such amount is Ps. 3,717,512 (nominal pesos).
2. Cancellation of 24,734,200 series "C" shares that were repurchased by the Company.
3. Increase of Ps. 209,696 (nominal pesos) in the legal reserve through a charge to retained earnings. The increase in constant pesos was Ps. 219,781.
4. Approval of the proposed payment of a dividend, at the election of the shareholder, of either Ps. 0.31 (nominal pesos) per share of capital stock in cash, irrespective of the series of the share, or a stock dividend at the rate of one series "C" share of capital stock for every 75 outstanding shares held by the shareholder.
5. Increase in the variable portion of capital stock by issuing 59,251,441 new series "C" shares to be used for the sole purpose of their being delivered as a stock dividend to the shareholders that elect to receive in this manner the dividend mentioned in subparagraph 4 above. Those new shares that are not subscribed and delivered to the shareholders shall be cancelled and the proposed capital increase shall be reduced proportionally.

The following resolutions were adopted at a regular shareholders' meeting held on February 27, 2001:

1. Cancellation of 58,346,702 series "C" shares and 61,000 series "V" shares that were repurchased by the Company.
2. Increase of Ps. 178,309 (nominal pesos) in the legal reserve through a charge to retained earnings. The increase in constant pesos was Ps. 195,808.

3. Approval of the proposed payment of dividends of Ps. 0.45 (nominal pesos) per share of capital stock, irrespective of the series.

b. The time that the shareholders had to decide on whether they wished to accept the cash dividend or the stock dividend in terms of the resolution adopted at the shareholders' meeting held on February 27, 2002, expired on April 5, 2002. The Company delivered 48,896,947 new series "C" shares representing an increase of Ps. 1,136,854 (nominal pesos) in the variable portion of capital stock. The increase in constant pesos was Ps. 1,179,003.

An analysis of nominal capital stock at December 31, 2002 and 2001 is as follows:

Capital stock	2002	2001
Fixed	Ps. 525,000	Ps. 525,000
Variable	5,076,675	3,978,553
Total	Ps. 5,601,675	Ps. 4,503,553

Capital stock at December, 31 2002 and 2001 consisted of the following registered shares with no par value:

	Number of shares	
Series	2002	2001
Series "V" free subscription common shares	3,909,124,724	3,909,124,724
Series "C" free subscription shares without voting rights	552,779,121	534,733,374
Total number of shares	4,461,903,845	4,443,858,098

Capital stock at December 31, 2002 and 2001 includes capitalized earnings of Ps. 1,645,234 and Ps. 508,380 (nominal pesos), respectively, and Ps. 899,636 (nominal pesos) in both years in capitalized restatement accounts.

c. In the years ended December 31, 2002 and 2001, the Company repurchased its own series "C" shares, resulting in the following reduction in capital stock:

	2002	2001
Number of shares	30,851,200	30,015,000
Theoretical historical value	Ps. 38,732	Ps. 30,418
Theoretical restated value	Ps. 39,210	Ps. 32,833

The difference between the theoretical restated value and the repurchase cost of the shares acquired was applied to the previously established reserve for the repurchase of shares.

d. Distributed earnings and capital reductions in excess of the balance of the net tax profit account (CUFIN), the net reinvested tax profit account (CUFINRE), and the restated contributed capital account (CUCA) will be subject to taxation in terms of Articles 11 and 89 of the Mexican Income Tax Law.

At December 31, 2002 and 2001, the balance of the aforesaid tax accounts related to shareholders' equity aggregate Ps. 27,486,316 and Ps. 27,523,235, respectively.

e. The employee stock option plan fund consists of 63,246,450 series "C" WALMEX shares; 14,473,700 of such shares have been placed in a trust created for said purpose. All shares are assigned a value that is not less than then market value at the date of assignment.

In accordance with current policies, Company executives may exercise their option to acquire the shares as follows: shares assigned before 2000,

50% at the end of the third year and 50% at the end of the fourth year, as from the date of assignment. Rights to shares assigned after 2000 may be exercised in equal parts over five years. In all instances, the right to exercise a stock purchase option expires in a period of ten years from the time the option is granted, or sixty days following the executives' retirement from the Company.

In 2002, the Company charged to results of operations Ps. 27,152 corresponding the stock option plan benefit.

An analysis of movements in the stock option plan during 2002 and 2001 is as follows:

	Number of shares	Average price (nominal pesos)
Balance at December 31, 2000	37,803,709	15.33
Assigned	15,289,000	22.82
Exercised	(2,041,927)	12.57
Balance at December 31, 2001	51,050,782	17.69
Assigned	14,472,604	25.03
Exercised	(2,929,086)	13.37
Dividend	652,150	0.00
Balance at December 31, 2002	63,246,450	19.39
Exercised shares at:		
December 31, 2002	25,083,820	15.29
December 31, 2001	10,443,000	14.47

Aguascalientes, Aguascalientes
Tel: (449) 912-83-01
Fax: (449) 912-82-04

Cancún, Quintana Roo
Tel: (998) 884-98-75
Fax: (998) 884-56-36

Chihuahua, Chihuahua
Tel: (614) 425-35-70
Fax: (614) 425-35-80

Ciudad Juárez, Chihuahua
Tel: (656) 629-39-31
Fax: (656) 629-39-38

Ciudad Obregón, Sonora
Tel: (644) 413-32-30
Fax: (644) 414-58-08

Culiacán, Sinaloa
Tel: (667) 714-90-88
Fax: (667) 714-90-89

Guadalajara, Jalisco
Tel: (33) 3884-61-00
Fax: (33) 3884-61-11

Hermosillo, Sonora
Tel: (662) 260-83-60
Fax: (662) 260-83-61

Los Mochis, Sinaloa
Tel: (668) 818-40-33
Fax: (668) 818-15-29

León, Guanajuato
Tel: (477) 717-70-62
Fax: (477) 718-75-33

Mérida, Yucatán
Tel: (999) 926-14-50
Fax: (999) 926-14-90

Mexicali, Baja California
Tel: (686) 568-45-53
Fax: (686) 568-45-85

México, D.F.
Tel: (55) 5283-1300
Fax: (55) 5283-1392

Monterrey, Nuevo León
Tel: (81) 815-218-00
Fax: (81) 815-218-39

Navojoa, Sonora
Tel: (642) 422-60-02
Fax: (642) 422-70-77

Puebla, Puebla
Tel: (222) 237-99-22
Fax: (222) 237-99-26

Querétaro, Querétaro
Tel: (442) 216-64-29
Fax: (442) 216-67-49

Reynosa, Tamaulipas
Tel: (899) 929-57-07
Fax: (899) 929-57-08

Tijuana, Baja California
Tel: (664) 681-78-44
Fax: (664) 681-78-76

Torreón, Coahuila
Tel: (871) 713-89-01
Fax: (871) 713-90-12

Veracruz, Veracruz
Tel: (229) 922-57-55
Fax: (229) 922-20-92

MANCERA S.C.

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